1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

January 5, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Ashley Vroman-Lee, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)

(File Nos. 333-266913; 811-23820)

Dear Ms. Vroman-Lee:

Thank you for your comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Eaton Vance Floating-Rate ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 30, 2023.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 13 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about January 12, 2024. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.	Please provide a completed fees and expenses table.

Response 1.  The Trust confirms that all empty fields in the fees and expenses table will be completed in the Amendment.

Comment 2.	Please consider disclosing key features of “Junior Loans” in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies.”

Response 2. The disclosure in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies” will be revised in the Amendment as follows (additions denoted in bold and underline):

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in floating-rate credit investments. Floating-rate credit investments may include, without limitation, senior floating rate loans of domestic and foreign borrowers (“Senior Loans”), debt tranches of collateralized loan obligations (“CLOs”), secured and unsecured floating-rate bonds, as well as secured and unsecured subordinated loans, second lien loans and subordinated bridge loans (collectively, “Junior Loans”). Senior Loans typically are secured with specific collateral and have a claim on the assets and/or stock of the borrower that is senior to subordinated debtholders and stockholders of the borrower. Conversely, Junior Loans may have a claim on assets and/or stock of the borrower that is junior to holders of Senior Loans.

Comment 3.	Please consider including distressed and defaulted securities in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies.”

Response 3. The disclosure in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies” will be revised in the Amendment as follows (additions denoted in bold and underline):

While the Fund may invest in loans of any credit quality, the Fund typically will invest in loans of below investment grade quality that have below investment grade credit ratings (that is, rated below BBB- by S&P Global Ratings (“S&P”), or below Baa3 by Moody’s Investors Service, Inc. (“Moody’s”)), which are associated with securities having high risk and/or speculative characteristics (sometimes referred to as “junk”), which may include distressed or defaulted loans.

Comment 4.	Please confirm that all investments disclosed in the section of the Prospectus titled “Fund Summary—Principal Risks” have corresponding disclosure in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies.”

Response 4. The disclosure in the sections of the Prospectus titled “Fund Summary—Principal Investment Strategies” and “Fund Summary—Principal Risks” will be revised in the Amendment to clarify that inverse floaters are not a principal investment of the Fund and that mezzanine investments are a principal investment of the Fund.

Comment 5.	Please consider disclosing whether non-U.S. dollar-denominated securities will be counted towards the Fund’s 80% investment policy.

Response 5. The Trust confirms that investments in non-U.S. dollar denominated securities will be included for purposes of the Fund’s 80% investment policy. The disclosure in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies” will be revised in the Amendment as follows (additions denoted in bold and underline):

Floating-rate credit investments held by the Fund that are denominated in U.S. dollars or in foreign currencies will be counted toward the Fund’s 80% policy discussed above.

Comment 6.	Please confirm whether the Fund will invest in loans of emerging markets. If so, please consider adding corresponding disclosure to the section of the Prospectus titled “Fund Summary—Principal Investment Strategies.”

Response 6. The Trust confirms that the Fund may invest in loans of emerging markets. The Trust respectfully acknowledges the comment but believes that the current disclosure in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies” is appropriate.

Comment 7.	Please consider disclosing how the Fund defines non-U.S. securities and emerging markets.

Response 7. The Trust respectfully acknowledges the comment but believes that the current disclosure in the section of the Statement of Additional Information titled “Investment Strategies and Techniques—Foreign Securities” is appropriate.

Comment 8.	The section of the Prospectus titled “Fund Summary—Principal Investment Strategies” states that “[w]hen deemed by the Adviser to be relevant to its evaluation of creditworthiness and when applicable information is available, the Adviser considers environmental, social and/or governance issues (referred to as ESG) which may impact the prospects of an issuer (or obligor) or financial performance of an obligation.” Please briefly identify examples of ESG criteria considered by the Adviser in such circumstances. Please also consider disclosing ESG as a principal risk of the Fund, if applicable.

Response 8. The Trust respectfully acknowledges the comment but believes the existing disclosure to be appropriate.

Comment 9.	Please consider disclosing that the Fund is actively managed in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies.”

Response 9. The disclosure in the section of the Prospectus titled “Fund Summary—Principal Investment Strategies” will be revised in the Amendment to clarify that the Fund is actively managed as follows (additions denoted in bold and underline):

The Fund’s investments are actively managed and securities may be bought and sold on a daily basis. The Adviser seeks to maintain broad borrower and industry diversification among the Fund’s investments. When selecting investments, the Adviser seeks to implement a systematic risk-weighted approach that utilizes fundamental analysis of risk/return characteristics. In evaluating the quality of particular Senior Loans or other securities, whether rated or unrated, the Adviser will normally take into consideration, among other things, the issuer’s financial resources and operating history, its sensitivity to economic conditions and trends, the perceived ability of its management, its debt maturity schedules and borrowing requirements, and relative values based on anticipated cash flow, interest and asset coverage, and earnings prospects. Investments may be sold, if in the opinion of the Adviser, the risk-return profile deteriorates or to pursue more attractive investment opportunities. Preservation of capital is considered when consistent with the Fund’s investment objective.

Comment 10.	Please supplementally identify the appropriate broad-based securities market index that the Fund intends to select.

Response 10. The Fund expects to use the Morningstar LSTA US Leveraged Loan Index for Form N-1A regulatory purposes. The Trust undertakes to review its Form N-1A regulatory benchmark in connection with the compliance date for applicable amendments to Form N-1A.

Comment 11.	The section of the Statement of Additional Information entitled “Investment Policies and Limitations – Additional Information About the Investment Policies and Limitations” states that “[t]he 1940 Act does not directly limit the Fund’s ability to invest directly in physical commodities.” Please revise such disclosure to more accurately reflect the limits set forth under the 1940 Act on the Fund’s investments in physical commodities or remove this disclosure entirely.

Response 11. The disclosure will be revised in the Amendment to remove the referenced statement.

Comment 12.	Please revise the presentation of the signature page for the Registration Statement to more clearly reflect whether the Trustees signed the signature page and if they did so using a power of attorney.

Response 12. The Trust will revise the signature page accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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